Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-249702
Issuer Free Writing Prospectus dated February 22, 2021
CUSIP #: 63743HEW8

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Fixed Rate Notes

Issuer:	National Rural Utilities Cooperative Finance Corporation

Issuer Ratings:	A2 / A / A (Moody’s / S&P / Fitch)

Principal Amount:	$600,000,000

Security Type:	Senior Unsecured

Interest Rate:	1.000%

Issue Price:	99.743% of Principal Amount

Trade Date:	February 22, 2021

Original Issue Date:	February 24, 2021 (T+2)

Maturity Date:	June 15, 2026

Benchmark Treasury:	0.375% due January 31, 2026

Benchmark Treasury Yield:	0.600%

Spread to Benchmark Treasury:	+45 basis points

Yield to Maturity:	1.050%

Interest Payment Dates:	Each June 15 and December 15, and the maturity date, commencing June 15, 2021

Optional Redemption:	The issuer may redeem the notes at any time, prior to May 15, 2026, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed that would be due if such notes matured on May 15, 2026, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 10 basis points for the notes plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after May 15, 2026, the issuer may redeem the notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed (assuming, for this purpose, that the notes matured on May 15, 2026) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the issuer.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and Mizuho Securities USA LLC., or their respective affiliates or successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in the United States, the issuer will appoint another primary U.S. Government securities dealer as a substitute, (2) one primary U.S. Government securities dealer selected by each of KeyBanc Capital Markets Inc., PNC Capital Markets LLC and Truist Securities, Inc. and (3) any other primary U.S. Government securities dealers selected by the issuer.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date notice is provided to each holder of the notes being redeemed.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agents Discount or Commission:	0.600%

Basis:	As Principal

Agent(s):	J.P. Morgan Securities LLC
KeyBanc Capital Markets, Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Truist Securities, Inc.
Regions Securities LLC

Form of Note: (Book-Entry or Certificated)	Book-Entry

Denominations:	$2,000 x $1,000

Other Terms:	None

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, KeyBanc Capital Markets Inc. by calling toll-free at 1-866-227-6479, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403, PNC Capital Markets LLC by calling toll-free at 1-855-881-0697 or Truist Securities, Inc. by calling toll-free at 1-800-685-4786.